Address: 298 Fushan South Road, Shandong Province, China	Tel: (86537) 5385343 Fax: (86537) 5383311

September 11, 2012

VIA EDGAR

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Dear Ladies and Gentlemen,

RE: Yanzhou Coal Mining Company Limited Form 20-F for the Year Ended December 31, 2011 Filed April 27, 2012 Responses dated August 21, 2012 and August 24, 2012, File No. 001-14714

Yanzhou Coal Mining Company Limited (the “Company” or “we”) refers to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) dated August 27, 2012 (the “Comment Letter”) on its Annual Report on Form 20-F (the “Annual Report”). We have included the Staff’s comments in bold and in the order presented in the Comment Letter, and have presented our responses accordingly.

Form 20-F for Fiscal Year Ended December 31, 2011

Our Competitive Strengths page 28

1.	We note your response to comment 1 from our letter dated August 7, 2012. In addition to your proposed changes, please revise to remove the references to measured, indicated, and inferred resources on page 6 of your disclosure.

In response to the Staff’s comment, the Company will revise its disclosure as follows:

Coal resources and reserves are key elements in our Company’s investment decision-making process. The term “resources” describes a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form, quality and quantity such that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Property, Plant, and Equipment page 52

2.	We note you response to comment 5 from our letter dated August 7, 2012. Please revise to include marketable coal or wash plant recoveries for all operations. If wash plant recoveries are disclosed, provide an explanation for determining marketable coal reserves.

In response to the Staff’s comment, the Company will revise its disclosure as follows:

•	on page 67 of the Annual Report:

The average thickness of the main coal seam of Austar Coal Mine is 5.30 meters. As of June 30, 2011, the mine’s JORCcompliant reserves were approximately 44.2 million tonnes. As of the same date, the mine’s marketable coal reserves, representing beneficiated or otherwise enhanced coal products where modifications resulting from mining, dilution and processing have been considered, was approximately 34.2 million tonnes.

•	on page 67 of the Annual Report:

The thickness of the main coal seam of Yarrabee Coal Mine ranges from 3.2 to 4 meters. As of June 30, 2011, the mine’s JORC-compliant reserves were approximately 57.2 million tonnes. As of the same date, the mine’s marketable coal reserves was approximately 45.9 million tonnes.

•	on page 67 of the Annual Report:

The thickness of the main coal seams of the open-pit mine and the underground mine of Ashton Coal Mine ranges from 2.1 to 2.3 meters and 1.7 to 2.4 meters, respectively. As of June 30, 2011, the mine’s JORC-compliant reserves were approximately 57.2 million tonnes. As of the same date, the mine’s marketable coal reserves was approximately 35.2 million tonnes, according to our internal estimates.

•	on page 68 of the Annual Report:

The average thickness of the main coal seam of the open-pit mine of Moolarben Coal Mine is 5.5 to 11.7 meters. As of June 30, 2011, the mine’s JORC-compliant reserves were approximately 315.0 million tonnes. As of the same date, the mine’s marketable coal reserves was approximately 240.3 million tonnes.

•	on page 68 of the Annual Report:

As of December 1, 2011, Cameby Downs Coal Mine had JORC-compliant reserves of approximately 409.0 million tonnes. As of the same date, the mine’s marketable coal reserves was approximately 259.0 million tonnes.

•	on page 68 of the Annual Report:

As of December 31, 2010, Premier Coal Mine had JORC-compliant reserves of approximately 141.0 million tonnes. We utilize conventional truck shovel open-pit mining methods to mine the coal from a number of seams at the mine. The coal mined at Premier Coal Mine is crushed and sold without washing. As a result, the mine’s marketable coal reserves was approximately 141.0 million tonnes as of December 31, 2010, the same amount as its JORC-compliant reserves.

3.	Additionally, as necessary please revise to include a statement with each reserve table indicating that your reserve numbers meet the definitions found in Industry Guide 7.

The Company submits that it has previously disclosed on page 60 of the Annual Report all proven and probable reserves for Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II and Jining III, which are based on mining reports prepared in accordance with Industry Guide 7. On pages 63 and 66 of the Annual Report, the Company has disclosed that the recoverable reserves for Tianchi, Zhaolou and all of its Australia coal mines are based on mining reports prepared in accordance with the JORC code.

Financial Statements

Notes to the Consolidated Financial Statements

23. Intangible Assets, page F-57

4.	We reviewed your response to our prior comment 7. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please address the following:

•

You state that you based the provision of RMB5.0 per tonne based on discussions with relevant governmental authorities. Please provide us with more information related to how and when you formed the conclusion that RMB5.0 per tonne was sufficient to satisfy the fee payable to the Shandong government.

The Company submits that following the issue of the Implementation Plan for the Compensation System Reform Testing in relation to Deepening Coal Resources by Shandong Province governmental authorities in 2008, the Company began communicating with the Shandong local government authority and the Jining State-owned Assets Supervision, regarding its detailed implementation. As the assessment of the Company’s mines had not yet been completed by the government authority as of December 31, 2011, the Company determined that the RMB5.0 per tonne assessment would be sufficient based on such discussions. In these discussions, the governmental authority advised the Company that the mining fees of nearby coal mines were charged RMB5.0 per tonne in their final assessments. As such, the Company provided the mining right fee based on RMB5.0 per tonne, the fees charged to nearby coal mines.

•

In your response you state that the Shandong government has not officially promulgated whether the mining right fee is based on the remaining reserves. Please reconcile this with your disclosure on page 69 that states that the implementation plan bases the fee on the valuation of the remaining reserves (i.e. not reserves extracted).

In response to the Staff’s comment, the Company will revise its disclosure as follows on page 69:

In September 2006, the State Council approved the Implementation Plan for the Compensation System Reform Testing in Relation to Deepening Coal Resources, jointly promulgated by the Ministry of Finance of the PRC, Ministry of Land and Resources of the PRC and the NDRC (the “Implementation Plan”). According to the Implementation Plan, enterprises that obtain mining rights as a result of state-funded exploration must pay mining right fees based on the valuation of its reserves. Our operations in Shandong Province are subject to this mining right fee. However, as of the date of the Annual Report, the detailed implementation rules, which would include information such as whether this fee will be based on reserves extracted or remaining reserves, has not yet been announced and, consequently, the amount of mining right fees for our operations in Shandong Province remains uncertain.

Since 2008, in anticipation of Shandong Province’s implementation of detailed rules for resource compensation fees, we have made provisions of RMB5.0 per tonne of coal extracted to recover any resource compensation fees that may arise from the mining rights of the five relevant coal mines. For the year ended December 31, 2011, our provisions for resource compensation fees for the five mines were approximately RMB139.8 million. As discussed above, the provision of RMB5.0 per tonne is based on discussions with governmental authorities and by reference to the assessments of nearby coal mines. In this regard, we currently provide a compensation fee based on the amount of coal extracted. However, the actual implementation of the resource compensation policy may provide a different basis for the fee (e.g., based on the coal reserves not yet extracted). As such, additional provisions may be necessary upon the official promulgation of the formal implementation rules in the near future if the amounts of our actual payments and provisions differ from our expectations.

•

It appears there is a degree of uncertainty about the amount of the provision recorded (i.e. no formal guidance provided by Shandong government). Show us where you have provided disclosures required by paragraph 85(b) of IAS 37 related to such uncertainty. If they have not been provided, please provide us with draft disclosure that will be included in future filings.

In response to the Staff’s comment, the Company will revise Note 5 to the financial statements to include an additional section as follows:

Provision of coal mine compensation fee

As discussed in note 23, the Group provided compensation fees based on RMB5.0 per tonne. The governmental authorities have not yet finalized the basis for the assessment of mining right fees payable by the Group as of the balance sheet date. The provision of RMB5.0 per tonne is based on discussions with governmental authorities and by reference to the assessments of nearby coal mines. In addition, the relevant governmental authorities have not yet announced the detailed implementation of the resources compensation fee. In this regard, the Group currently provides a compensation fee based on the amount of coal extracted. However, the actual implementation of the resource compensation policy may provide a different basis for the fee (e.g., based on the coal reserves not yet extracted). As such, additional provisions may be necessary upon the official promulgation of the formal implementation rules in the near future, as the amounts of our actual payments and provisions may change.

•

Please confirm in future filings you will revise your disclosures here to explicitly clarify that the 5.0 RMB amount is based on discussions with local government and actual payments may change. Also clarify that the amount you are paying is based on reserves extracted and not remaining reserves. Please provide us with draft disclosure.

In response to the Staff’s comment, the Company will revise its disclosure as follows:

Since 2008, in anticipation of Shandong Province’s implementation of detailed rules for resource compensation fees, we have made provisions of RMB5.0 per tonne of coal extracted to recover any resource compensation fees that may arise from the mining rights of the five foregoing coal mines. For the year ended December 31, 2011, our provisions for resource compensation fees for the five mines were approximately RMB139.8 million. The provision of RMB5.0 per tonne is based on discussions with governmental authorities and by reference to the assessments of nearby coal mines. In this regard, we currently provide a compensation fee based on the amount of coal extracted. However, the actual implementation of the resource compensation policy may provide a different basis for the fee (e.g., based on the coal reserves not yet extracted). As such, additional provisions may be necessary upon the official promulgation of the formal implementation rules in the near future if the amounts of our actual payments and provisions differ from our expectations.

•

In connection with the point above, tell us how you considered the impact of such uncertainty in your risk factor disclosure and other related disclosure (e.g. Item 5 on page 71) throughout your filing. Please provide us with draft disclosure that will be included in future filings to address this uncertainty and its potential impact on your financial statements, as applicable.

In response to the Staff’s comment, the Company will include the following disclosure in D. Risk Factors of Item 3 of Part I.

We may be required to allocate additional funds for mining right fees.

In September 2006, the State Council approved the Implementation Plan for the Compensation System Reform Testing in Relation to Deepening Coal Resources, jointly promulgated by the Ministry of Finance of the PRC, Ministry of Land and Resources of the PRC and the NDRC (the “Implementation Plan”). According to the Implementation Plan, enterprises that obtain mining rights as a result of state-funded exploration must pay mining right fees based on the valuation of its reserves. Our operations in Shandong Province are subject to this mining right fee. However, as of the date of the Annual Report, the detailed implementation rules, which would include information such as whether this fee will be based on reserves extracted or remaining reserves, has not yet been announced and, consequently, the amount of mining right fees for our operations in Shandong Province remains uncertain.

Since 2008, in anticipation of Shandong Province’s implementation of detailed rules for resource compensation fees, we have made provisions of RMB5.0 per tonne of coal extracted to recover any resource compensation fees that may arise from the mining rights of the five relevant coal mines. For the year ended December 31, 2011, our provisions for resource compensation fees for the five mines were approximately RMB139.8 million. As discussed above, the provision of RMB5.0 per tonne is based on discussions with governmental authorities and by reference to the assessments of nearby coal mines. In this regard, we currently provide a compensation fee based on the amount of coal extracted. However, the actual implementation of the resource compensation policy may provide a different basis for the fee (e.g., based on the coal reserves not yet extracted). As such, additional provisions may be necessary upon the official promulgation of the formal implementation rules in the near future if the amounts of our actual payments and provisions differ from our expectations.

•

We note that you recorded a provision of RMB 5.0 per tonne of coal extracted to cover the mining right fees. Please tell us where such provision is included in your financial statements (e.g. inventory, expense, liability, etc.) and how you record such provision.

The Company submits that mining fees payable is accrued in the line item “Payable on compensation fee of mining rights” in Note 34 OTHER PAYABLES AND ACCRUED EXPENSES in the financial statements. The related expenses have been included in the line item “Annual fee and amortization of mining rights” in Note 8 COST OF SALES AND SERVICES PROVIDED in the financial statements.

*            *             *

In addition to the above responses, as requested by the Commission, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will instruct our legal counsel to submit the amended Form 20-F through EDGAR upon receipt of your confirmation on our proposed amendments. Please direct any questions or comments regarding our responses to the undersigned at (86) 537-538-3311. Thank you for your consideration of this matter.

Yours sincerely,

/s/ WU Yuxiang
WU Yuxiang, Chief Financial Officer
Yanzhou Coal Mining Company Limited